Rider #1

This endorsement, effective	12:01 AM	March 1, 2008	forms a part policy
number	177-99-92		issued
to	MUTUAL OF AMERICA INVESTMENT CORPORATION.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.	Item 1 of the Declaration Page, Name of Insured, is amended to include the following:

EQUITY INDEX FUND

ALL AMERICAN FUND

SMALL CAP VALUE FUND

SMALL CAP GROWTH FUND

MID CAP VALUE FUND

MID CAP EQUITY INDEX

COMPOSITE FUND

CONSERVATIVE ALLOCATION FUND

MODERATE ALLOCATION FUND

AGGRESSIVE ALLOCATION FUND

MONEY MARKET FUND

MID-TERM BOND FUND

BOND FUND

RETIREMENT FUND

2010 RETIREMENT FUND

2015 RETIREMENT FUND

2020 RETIREMENT FUND

2025 RETIREMENT FUND

2030 RETIREMENT FUND

2035 RETIREMENT FUND

2040 RETIREMENT FUND

2045 RETIREMENT FUND

INTERNATIONAL INDEX FUND.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE